September 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Anuja A. Majmudar

Re:	Ramaco Resources, Inc.
Registration Statement on Form S-1
Filed September 1, 2023
File No. 333-274324

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comment letter, dated September 26, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 filed on September 1, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

General

Cover Page

1. We note your debt securities may be issued pursuant to a subordinated debt indenture that you will enter into with Wilmington Savings Fund Society, FSB, as trustee. Please file the form of subordinated indenture as a separate exhibit to the registration statement in order to qualify the indenture as required by Section 309(a)(1) of the Trust Indenture Act of 1939.

RESPONSE:	The form of subordinated indenture has been filed as an exhibit to the Amended Registration Statement.

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Sincerely,

/s/ Randall W. Atkins
Name: Randall W. Atkins
Title: Chairman and Chief Executive Officer

United States Securities and Exchange Commission

September 27, 2023

cc:	Ralph V. De Martino, ArentFox Schiff LLP
Cavas S. Pavri, ArentFox Schiff LLP